EXHIBIT 99.1

December 23, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report - Dismissal of Class Action against Pelephone

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Further to the Company's immediate report of January 2, 2012, a supplementary report is hereby provided, whereby on December 23, 2012, the Company was notified by its subsidiary, Pelephone Communications Ltd. ("Pelephone"), of the Tel Aviv District Court's decision to dismiss a claim and a motion to certify the claim as a class action in the amount of approximately NIS 380 million, which was filed against Pelephone in December 2011, and which asserted that Pelephone had misled a portion of its business customers and updated some of its rates in contravention of the law.

For details of this proceeding, see also Section 3.21.1(j) of the chapter containing a description of the Company's business affairs in the Company's 2011 periodic report.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.